SNET                               News Release
                                   227 Church Street
                                   New Haven, Connecticut 06510



                                       April 23, 1997


For more information analysts contact:  Jim Magrone
                                        (203) 771-4662


  SNET First Quarter EPS $0.70 Before Extraordinary Charge


    NEW HAVEN, Conn., April 23, Southern New England

Telecommunications Corporation (SNET) (NYSE: SNG)

announced today that first quarter net income was $42.4

million or $0.64 per share compared with $52.2 million

or $0.80 per share in first-quarter 1996.  The 1997

figures include an extraordinary after-tax charge of

$3.7 million or $0.06 per share for redeeming debt.

Income before the extraordinary charge was $46.1 million

or $0.70 per share, down 12.5 percent from the 1996

quarter.

    "In the first quarter of 1997, we saw a significant

increase in competitive activity for wireline and

wireless customers.  We in turn have significantly

increased our emphasis on sales and marketing campaigns

to leverage our broad array of products and our

knowledge of our customers," said Daniel J. Miglio, SNET

Chairman and Chief Executive Officer.

    He added, "The competitive arena in Connecticut has

changed since the first quarter of 1996 when our results

were strengthened by unusually severe winter weather

that stimulated calling.  Since then, the entire state

has been converted to equal access, and we

                          -more-

have added people to our workforce to ensure that customer

service is top notch.  We also established the cornerstone of our entertainment business by launching SNET americast,

our exciting cable-TV entrant.  We have an aggressive

rollout planned for our statewide cable-TV franchise."


Revenues

    Consolidated revenues and sales for the quarter were

up 1.8 percent to $482.7 million.

    Revenues in the wireline business grew 2.6 percent

to $396.0 million.  Interstate/international toll

revenues increased 69.4 percent as the company continued

to demonstrate its success in the long-distance market.

In-state toll revenues declined 19.6 percent.  This

reflected the full impact of equal-access implementation

combined with aggressive promotions from competitors,

and it also reflected exceptionally high revenues in

1996 from severe weather that caused many people to stay

inside and on the phone.  Access lines continued to grow

at record levels, increasing 4.8 percent or about

100,000 lines from the first quarter last year.  This,

along with continued growth in vertical services like

SNET SmartLink[R] increased local-service revenue by 2.9

percent.  Network access revenues grew 5.8 percent.

    Revenues for SNET's wireless business were up 7.4

percent to $50.9 million with improved margins.  A 16.0

percent increase in the customer base offset lower

roaming revenues.

    Revenues from the company's Information and

Entertainment business were flat.

                   -more-


Expenses

    Consolidated operating expenses for the first

quarter increased 4.8 percent to $281.6 million.

Approximately $3 million of that went toward beginning

to reprogram computers for the Year 2000.

    Operating and maintenance expenses in the wireline

business increased 9.8 percent or $21.5 million with

almost half of that going to support continued growth in

SNET's interstate and international long-distance

business.  In addition, there were higher employee-

related and contract-service costs to meet strong demand

that began in the second half of 1996 and continues

today.  The first-quarter 1996 comparison period also

included the effect of a major, early retirement offer.

Fees for network software and wireline bad-debt expenses

rose from first-quarter 1996.

    Expenses in the wireless business decreased 17.0

percent or $7.6 million primarily because of lower

customer-acquisition costs.

    Expenses for the Information and Entertainment

business increased $2.0 million to support SNET's

growing Internet access customer base and the rollout of

SNET americast, SNET's cable-TV product.

    Depreciation and amortization expenses rose 2.7

percent for the first quarter as a result of more plant,

property and equipment as SNET continues to build its

broadband network.  The category "other income" declined

because of a 1996 gain on the sale of wireless equipment

and lower interest income.

    SNET is a Connecticut-based company reaching beyond its

                           -more-



traditional borders to offer wireline, wireless and

information and entertainment services, including its

new cable-TV product called SNET americast; local,

national, and international calling; mobile

communications; and publishing, information and

advertising.  The company is building I-SNET[SM], a

statewide, information superhighway that brings to

customers a full array of information, communications,

and entertainment services.

                        ##


                            SNET
         Preliminary Summary of Consolidated Results
          For the Three Months Ended March 31, 1997
       (Dollars in Millions Except Per Share Amounts)


                                   (Unaudited)
                             For the 3 Months Ended      Percent
                                    March 31,             Change
                                 1997       1996
INCOME STATEMENT
Revenues and Sales             $482.7     $474.0           1.8%
Costs and Expenses:
 Operating and maintenance      281.6      268.7           4.8%
 Depreciation
  and amortization               91.6       89.2           2.7%
 Taxes other than income         13.1       14.0          (6.4%)
  Total Costs and Expenses      386.3      371.9           3.9%
Operating Income                 96.4      102.1          (5.6%)
Interest expense                 22.7       22.6            .4%
Other income, net                  .1        3.7
Income Before Income Taxes       73.8       83.2         (11.3%)
Income taxes                     27.7       31.0         (10.6%)
Income Before
  Extraordinary Charge           46.1       52.2         (11.7%)
Extraordinary Charge,
  Net of Tax                     (3.7)        -
Net Income                      $42.4      $52.2         (18.8%)

Weighted Average Common Shares
 Outstanding (thousands)       65,844     65,384            .7%

EARNINGS PER SHARE
Income Before
  Extraordinary Charge          $0.70      $0.80         (12.5%)
Extraordinary Charge,
  Net of Tax                    (0.06)        -
Net Income                      $0.64      $0.80         (20.0%)

STATISTICS
Access Lines in Service
   (thousands)                  2,190      2,090           4.8%
Interstate Minutes of Use
   (millions)                   2,048      1,972           3.9%





                            SNET
         Preliminary Summary of Consolidated Results
          For the Three Months Ended March 31, 1997
                    (Dollars in Millions)


                                   (Unaudited)
                             For the 3 Months Ended      Percent
                                    March 31,             Change
                                1997         1996
REVENUES AND SALES

Wireline
Local Service                  $169.4      $164.7         2.9%
Network Access                  102.6        97.0         5.8%
Intrastate Toll                  53.4        66.4       (19.6%)
Interstate and
   International Toll            30.5        18.0        69.4%
Premium Services and
   Equipment Sales               27.7        25.6         8.2%
Other                            12.4        14.4       (13.9%)
Total Wireline                  396.0       386.1         2.6%

Wireless                         50.9        47.4         7.4%

Information and Entertainment    46.7        46.0         1.5%

Other *                         (10.9)       (5.5)

Total Revenues and Sales       $482.7      $474.0         1.8%


OPERATING CASH FLOW (EBITDA)

Wireline                       $143.9      $154.3        (6.7%)
Wireless                         13.0         2.0
Information and Entertainment    25.3        26.7        (5.2%)
Other *                           5.8         8.3

Total Operating Cash Flow      $188.0      $191.3        (1.7%)


*    Includes Real Estate and Holding Company
           operations and eliminations.



                            SNET
       Preliminary Operating and Financial Statistics
                         (Unaudited)


                                                        Percent
                                     At March 31,        Change
                                 1997          1996

Access Lines in Service
   (thousands)                  2,190         2,090       4.8%

Second Access Lines in Service
   (thousands)                    106            81      30.9%

Interstate & International Toll
  Access Line Subscribers
   (thousands)                    768           440      74.5%

Cellular Subscribers
   (thousands)                    399           344      16.0%

Telephone Company
  Wireline Employees            8,233         7,792       5.7%

Total Employees                 9,265         8,981       3.2%

Shareholders' Equity
   (millions)                  $485.6        $385.3      26.0%

Common Shares Outstanding
   (thousands)                 65,800        65,264        .8%

Debt Outstanding (millions):
   Short-term                  $189.1        $201.0      (5.9%)
   Long-term                 $1,180.3      $1,174.3        .5%




                            SNET
       Preliminary Operating and Financial Statistics
                         (Unaudited)


                               For the 3 Months Ended    Percent
                                      March 31,           Change
                                   1997      1996

Minutes of Use (millions):
     Interstate Access            2,048     1,972          3.9%
     Intrastate Access              341       220         55.0%

Intrastate Message Volume (thousands):
     Toll                        86,153   102,394        (15.9%)
     WATS                        18,149    19,268         (5.8%)

Weighted Average Common Shares
     Outstanding (thousands)     65,844    65,384           .7%